                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  FORM 12b-25

                        Commission File Number 000-23478


                          NOTIFICATION OF LATE FILING

(Check One):
|X| Form 10-K   |_| Form 11-K   |_| Form 20-F   |_| Form 10-Q   |_| Form N-SAR

        For Period Ended: December 31, 2000


        [ ] Transition Report on Form 10-K
        [ ] Transition Report on Form 20-F
        [ ] Transition Report on Form 11-K
        [ ] Transition Report on Form 10-Q
        [ ] Transition Report on Form N-SAR

        For the Transition Period Ended: N/A


     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:



                                     PART I
                             REGISTRANT INFORMATION

                          TurboChef Technologies, Inc.
                          ----------------------------
                            Full Name of Registrant

                                      N/A
                                      ---

                           Former Name if Applicable

                         10500 Metric Drive, Suite 128
                         -----------------------------

           Address of Principal Executive Office (Street and Number)

                              Dallas, Texas 75243
                              -------------------
                            City, State and Zip Code

                                    PART II
                            RULES 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box. If appropriate)


          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]       (b)  The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                   NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report portion thereof could not be filed within the prescribed time period. (Attached extra sheets if needed.)

The Company could not complete its annual report on Form 10-K on a timely basis due to certain unforeseen difficulties in connection with its preparation.

                                    PART IV
                               OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Richard N. Caron     214           341-9471                     .
     -----------------------------------------------------------------
        (Name)        (Area Code)  (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). |X| Yes |_| No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |X| Yes |_| No |_|

       If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                 See Attachment
                                 --------------

                          TurboChef Technologies, Inc.
                          ----------------------------

                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date  April 2, 2001  By /s/ Richard N. Caron               .
                     ---------------------------------------
                     President and   Chief Executive Officer

     Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION

     Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amendment notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulations S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.12(c) of this chapter).

                            ATTACHMENT TO PART IV OF
                                 FORM 12b-25 OF
                          TURBOCHEF TECHNOLOGIES, INC.


               With respect to its Form 10-K for the fiscal year
                            ended December 31, 2000



  The registrant estimates that its results of operations for the fiscal year ended December 31, 2000 ("Fiscal 2000") as reflected in its statements of income to be included in its Form 10-K for the fiscal year ended December 31, 2000 will reflect an increase in revenues to $7,846,000 compared to $7,063,000 for the fiscal year ended December 31, 1999 ("Fiscal 1999"). In addition, the registrant expects to report a loss from operations of $7,674,000 in Fiscal 2000 compared to a loss from operations of $8,005,000 in Fiscal 1999. Net loss for fiscal 2000 is expected to be $3,710,000 compared to a net loss of $8,779,000 in fiscal 1999. Included in fiscal 2000 results is other income of $3,964,000 compared to other (expense) of $(774,000) in fiscal 1999. The positive other income in fiscal 2000 primarily resulted from a $5,022,000 gain from the Company's sale of marketable securities which occurred in the fourth quarter of fiscal 2000. There was no comparable transaction in fiscal 1999.